FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





                              SCHEDULE 5

                    BLOCK LISTING SIX MONTHLY RETURN


To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS



               Please ensure the entries on this return are typed

 1.  Name of company  COLT Telecom Group plc

 2.  Name of scheme  COLT Telecom Group Share Plan

 3.  Period of return:                        From  15.10.2004  to   14.04.2005

 4.  Number and class of share(s) (amount of stock/debt security)    1,914,221
     not issued under scheme

 5.  Number of shares issued/allotted under scheme during period:    101,000


 6.  Balance under scheme not yet issued/allotted at end of          1,813,221
     period

 7.  Number and class of share(s) (amount of stock/debt              8,500,000
     securities) originally listed and the date of admission;        14.04.2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records 1,511,151,331


Contact for queries:                       Address: Beaufort House
Name:      Caroline Griffin Pain                    15 St. Botolph Street
Telephone: 020 7947 1677                            London EC3A 7QN


Person making return

Name:      Caroline Griffin Pain

Position:  company secretary

Signature: Caroline Griffin Pain



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 18 April 2005                                  COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary